

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 13, 2006

Mr. Richard T. O'Brien
Senior Vice President and Chief Financial Officer
Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 15, 2005**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 2, 2006**
> **Response Letter Dated October 11, 2006**
> **File No. 1-31240**

Dear Mr. O'Brien:

     We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

1. We have reviewed your response to prior comment number two, five and six. Please explain the differences between the quantities valued in purchase accounting that are backed out of your exploration track record to the quantities that are valued at the mine-based reporting unit that are not back out.. As both sources appear to represent VBPP ascribed to a mine-site reporting unit it is unclear why they would be treated differently in your determination of the track record.

2. We have reviewed your response to prior comment number two and six. It is our understanding that:

    *   VBPP is attributed to the mine-based reporting unit's fair value.

    *   The exploration unit is responsible for advancing all VBPP to proven and probable reserves.

    *   This history of advancing VBPP to proven in probable reserves is used to determine a track record.

    *   We note in your example provided in the response to prior comment two that you ascribe a value to VBPP as of 12/31/00 which is less than the amount ascribed to it at the time it is advanced to proven and probable reserves.

    Please explain why VBPP quantities that were identified and used to determine the fair value of a mine-based reporting unit are also included in the exploration track record in a subsequent period when they are advanced to proven and probable reserves.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief